NEWS RELEASE

Canarc Closes $1.06 M Private Placement Financing

Vancouver, Canada – March 18, 2014 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has closed the first tranche of its previously announced non-brokered private placement equity financing.

The first tranche of the private placement consisted of 10.6 million units priced at CAD$0.10 each for total proceeds of CAD$1,060,000. Each unit is comprised of one common share and one-half of a whole share purchase warrant.   Each full warrant entitles the holder to purchase one additional share at CAD$0.15 for a three year period. A total of CAD$66,200 and 661,720 broker warrants as finders’ fees will be paid to arms-length parties for placing a portion of the financing. The shares and units are subject to a four month plus one day hold period from the closing date of the private placement. This Private Placement and the subscription of the purchasers are independent and separate of the proposed transaction announced on February 24, 2014. The net proceeds of the unit private placement will be used for working capital purposes.

The Company also announces that its due diligence efforts with respect to complete a business combination whereby Canarc may acquire all of the outstanding common shares of Pan American Goldfields Ltd. (“Pan American”) (OTCQX U.S.: MXOM) are progressing and the Company expects to enter into a definitive agreement with Pan American before June 30, 2014.

“Catalin Chiloflischi”

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Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF).  The Company is currently seeking a partner to advance its core asset, the 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia, to feasibility. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Gregg Wilson, Vice-President (Investor Relations)

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.